SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

Twitter, Inc.

(Name of Issuer)

Common Stock, $0.000005 par value per share

(Title of Class of Securities)

90184L102

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L102	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square Ventures 2004, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,295,263 (See Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 27,295,263 (See Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,295,263 (See Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* PN

(1)	This Schedule 13G is filed by each of Union Square Ventures 2004, L.P. (“Ventures”), Union Square Principals 2004, a Delaware Multiple Series LLC (“Principals”), Union Square GP 2004, L.L.C. (“Union Square GP”), Brad Burnham (“Burnham”), Fred Wilson (“Wilson”), Albert Wenger (“Wenger”) and John Buttrick (“Buttrick”) (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 90184L102	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square Principals 2004, a Delaware Multiple Series LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 543,729 (See Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 543,729 (See Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,729 (See Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 90184L102	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Union Square GP 2004, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,838,992 (See Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 27,838,992 (See Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,838,992 (See Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 90184L102	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brad Burnham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,838,992 (See Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 27,838,992 (See Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,838,992 (See Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,838,992 (See Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 27,838,992 (See Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,838,992 (See Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert Wenger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,838,992 (See Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 27,838,992 (See Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,838,992 (See Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Buttrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,838,992 (See Item 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 27,838,992 (See Item 2 and Item 4 herein)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,838,992 (See Item 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 90184L102	13G	Page 9 of 14 Pages

Item 1.

(a)	Name of Issuer:

Twitter, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1355 Market Street, Suite 900

San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing:

Union Square Ventures 2004, L.P.

Union Square Principals 2004, a Delaware Multiple Series LLC

Union Square GP 2004, L.L.C.

Brad Burnham

Fred Wilson

Albert Wenger

John Buttrick

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

The shares reported herein are directly owned by either Ventures or Principals as set forth on the cover pages. Union Square GP is the General Partner of each of Ventures and Principals and, as such, has voting and dispositive power over the shares owned by Ventures and Principals. Burnham and Wilson are the managing members of Union Square GP and, as such, share voting and dispositive power over the shares held by each of Ventures and Principals. As a result of their positions at Union Square GP, Wenger and Buttrick  may also share voting and dispositive power over the shares held by each of Ventures and Principals. Each of Union Square GP, Burnham, Wilson, Wenger and Buttrick may be deemed to beneficially own the shares of the Issuer held by Ventures and Principals. Union Square GP, Burnham, Wilson, Wenger and Buttrick do not directly own any securities of the Issuer.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Ventures, Principals, Union Square GP, Burnham, Wilson, Wenger and Buttrick is c/o Union Square Ventures, 915 Broadway 19th Floor, New York, NY 10010.

(c)	Citizenship:

Ventures is a limited partnership organized under the laws of the State of Delaware. Each of Principals and Union Square GP are limited liability companies organized under the laws of the State of Delaware. Messrs. Burnham, Wilson, Wenger and Buttrick are citizens of the United States.

CUSIP No. 90184L102	13G	Page 10 of 14 Pages

(d)	Title of Class of Securities:

Common Stock, $0.000005 per share (the “Common Stock”)

(e)	CUSIP Number:

90184L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2013: (A) Each of Union Square GP and Messrs. Burnham, Wilson, Wenger and Buttrick beneficially owned 27,838,992 shares of Common Stock of the Issuer consisting of (i) 27,295,263 shares of the Issuer’s Common Stock owned by Ventures; and (ii) 543,729 shares of the Issuer’s Common Stock owned by Principals; (B) Ventures beneficially owned the 27,295,263 shares of Common Stock of the Issuer directly owned by it; and (C) Principals beneficially owned the 543,729 shares directly owned by it.

(b)	Percent of class:

As of December 31, 2013 (based on 544,696,816 shares of the Issuer’s Common Stock outstanding as reported by the Issuer in its final Prospectus dated November 6, 2013 and filed with the Securities and Exchange Commission on November 7, 2013):

CUSIP No. 90184L102	13G	Page 11 of 14 Pages

(A) the 27,838,992 shares of the Issuer’s Common Stock beneficially owned by each of Union Square GP, Burnham, Wilson, Wenger and Buttrick constituted 5.1% of the shares outstanding; (B) the 27,295,263 shares of the Issuer’s Common Stock held by Ventures constituted 5% of the shares outstanding; and (C) the 543,729 shares of the Issuer’s Common Stock held by Principals constituted .1% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – 0

(ii)	Shared power to vote or to direct the vote –

Ventures, Union Square GP, Burnham, Wilson, Wenger and Buttrick share the power to vote or direct the vote of the 27,295,263 shares of the Issuer’s Common Stock owned by Ventures.

Principals, Union Square GP, Burnham, Wilson, Wenger and Buttrick share the power to vote or direct the vote of the 543,729 shares of the Issuer’s Common Stock owned by Principals.

(iii)	Sole power to dispose or to direct the disposition of – 0

(iv)	Shared power to dispose or to direct the disposition of –

Ventures, Union Square GP, Burnham, Wilson, Wenger and Buttrick share the power to dispose of or to direct the disposition of the 27,295,263 shares of the Issuer’s Common Stock owned by Ventures.

Principals, Union Square GP, Burnham, Wilson, Wenger and Buttrick share the power to dispose of or to direct the disposition of the 543,729 shares of the Issuer’s Common Stock owned by Principals.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

CUSIP No. 90184L102	13G	Page 12 of 14 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 90184L102	13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2014	Union Square Ventures 2004, L.P.
By: its General Partner, Union Square GP 2004, L.L.C.

	By :	/s/Brad Burnham
	Name:	Brad Burnham
	Title:	Managing Member

February 11, 2014	Union Square Principals 2004, a Delaware Multiple Series LLC
By: its General Partner, Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
	Name:	Brad Burnham
	Title:	Managing Member

February 11, 2014	Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
	Name:	Brad Burhham
	Title:	Managing Member

February 11, 2014
/s/Brad Burnham
Brad Burnham

February 11, 2014	/s/Fred Wilson
Fred Wilson

February 11, 2014	/s/Albert Wenger
Albert Wenger

February 11, 2014	/s/John Buttrick
John Buttrick

CUSIP No. 90184L102	13G	Page 14 of 14 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Twitter, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

February 11, 2014	Union Square Ventures 2004, L.P.
By: its General Partner, Union Square GP 2004, L.L.C.

	By :	/s/Brad Burnham
	Name:	Brad Burnham
	Title:	Managing Member

February 11, 2014	Union Square Principals 2004, a Delaware Multiple Series LLC
By: its General Partner, Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
	Name:	Brad Burnham
	Title:	Managing Member

February 11, 2014	Union Square GP 2004, L.L.C.

	By:	/s/Brad Burnham
	Name:	Brad Burhham
	Title:	Managing Member

February 11, 2014
/s/Brad Burnham
Brad Burnham

February 11, 2014	/s/Fred Wilson
Fred Wilson

February 11, 2014	/s/Albert Wenger
Albert Wenger

February 11, 2014	/s/John Buttrick
John Buttrick